Exhibit 99.1

MAVERIX PROVIDES UPDATE ON NEWMONT ROYALTY PORTFOLIO

December 21, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to provide an update on certain royalties included in the Newmont Corporation (“Newmont”) royalty portfolio that the Company acquired on October 29, 2020.

Rights of First Refusal

Certain royalties included in the Newmont royalty portfolio were subject to a right of first refusal (“ROFR”) in favour of the underlying asset owner.

Camino Rojo

Orla Mining Ltd. (“Orla”) has elected not to exercise its ROFR on the 2.0% net smelter return (“NSR”) royalty on oxide and transitional ore production from the Camino Rojo project located in Zacatecas, Mexico. On November 26, 2020, Orla provided a construction update on the project announcing that all permit conditions have been satisfied for site activities to begin. Earth moving activities have started and detailed engineering is 90% complete. Current activities include mobilization of the earthworks contractor and installation of the construction camp and offices. Construction of the power line to site continues ahead of schedule and process plant equipment has started to arrive on site, including crusher and conveyor equipment. Orla expects the first gold pour in the second half of 2021.(1)

Yecora

Criscora, S.A. de C.V. (“Criscora”), a wholly owned subsidiary of TCP1 Corporation, will acquire the 1.0% NSR royalty on the Yecora project located in Sonora, Mexico for a cash payment of $1.5 million, which Maverix will receive.

Cristina

The ROFR on the Cristina project located in Chihuahua, Mexico, was not exercised and Maverix will acquire the 2.0% NSR royalty.

Mexico Anti-Trust Approval

The transfer of the Mexican royalties to Maverix is subject to the authorization of the Federal Economic Competition Commission in Mexico (Comisión Federal de Competencia Económica).

(1) For more information on Camino Rojo, please refer to Camino Rojo description page on the Orla website, the December 2020 corporate presentation, the news releases dated November 26, 2020, and the Technical Report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019, available at www.orlamining.com, or under Orla’s profile at www.sedar.com.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or

Ryan McIntyre, President

(604) 343-6225

Email:            info@maverixmetals.com

Website:        www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to timing and completion of the transactions with Newmont, including the receipt of the authorization of the Mexican Federal Economic Competition Commission, anticipated cash flows upon completion of the transactions, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine expansion under construction phases at the mines or properties that Maverix holds an interests in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics and other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.